

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


02017706

February 6, 2002

NO ACT
P.E 2-4-02
1-03522

Act 1934
Section
Rule 14A-8
Public Availability 2/6/2002

Thomas S. Ashford
Assistant General Counsel
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

Re: American Electric Power Company, Inc.

Dear Mr. Ashford:

This is in regard to your letter dated February 4, 2002 concerning the shareholder proposal submitted by Connecticut Retirement Plans and Trust Funds for inclusion in AEP's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that AEP therefore withdraws its December 20, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Connecticut Retirement Plans and Trust Funds
Denise L. Nappier
State Treasurer
State of Connecticut
55 Elm Street
Hartford, CT 06106-1773

1 Riverside Plaza
Columbus, OH 43215 2373
614 223 1000


AEP
AMERICAN®
ELECTRIC
POWER

December 20, 2001


RECEIVED
DEC 2 1 2001
354

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Thomas S. Ashford
Assistant General Counsel
(614) 223-1628 (P)
(614) 223-1687 (F)
tsashford@aep.com

Re: American Electric Power Company, Inc.
File No. 1-3525

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from the Honorable Denise L. Nappier, Treasurer of the State of Connecticut, on behalf of the Connecticut Retirement Plans & Trust Funds (the "Proponent") a letter, dated November 2, 2001, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2002 Annual Meeting.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2002 Annual Meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(10) and the reasons for the intended omission.

The proposal reads as follows:

> "**RESOLVED:** That the Board of Directors of American Electric Power report (at reasonable cost and omitting proprietary information), to shareholders on the GHG [greenhouse gas] emissions from our company's own operation and services, including (a) an inventory of all GHG emissions from all worldwide operations (b) actions taken to date to reduce GHG emissions, and (c) plans to further reduce GHG emissions."

In accordance with Rule 14a-8(j)(2), six copies of this letter and the Proposal (attached as Exhibit A) are enclosed.

Doc #90414.v2

AEP expects to file its definitive proxy materials with the Commission on or after March 18, 2002. Accordingly, pursuant to Rule 14a-8(j)(1), this letter is being filed with the Commission no later than 80 calendar days before AEP files its definitive proxy materials with the Commission.

* * * * *

I. Correspondence Prior To Submission of Proposal.

In a letter dated October 25, 2001 and received on October 30, 2001 addressed to Dr. E. Linn Draper, Jr., Chairman of the Board, President and Chief Executive Officer of AEP (attached as Exhibit B), the Honorable Denise L. Nappier invited Dr. Draper to enter into a discussion with representatives of the Proponent on the issue of global warming and greenhouse gas emissions. In particular, Ms. Nappier was interested in learning if AEP has developed public reports on its greenhouse gas emissions from corporate operations, as well as any plans AEP has developed to address the global warming issue.

In a letter dated November 2, 2001 (copy attached as Exhibit C), Dale E. Heydlauff, Senior Vice President-Environmental Affairs of AEP, committed AEP to participate in the requested dialogue and described in some detail AEP's activities to address the global climate change issue, including providing information on the greenhouse gas emissions from AEP operations and AEP's past and future plans for addressing the issue.

The Proposal was then initially transmitted to AEP via fax on November 5, 2001.

II. Discussion of Reasons Supporting Omission Of The Proposal From AEP's Proxy Material.

The Proposal may properly be omitted from AEP's proxy material for the following reasons:

A. The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Shareholders Under New York Law.

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that:

> "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

AEP is incorporated in the State of New York. New York Business Corporation Law ("NYBCL") §701 provides that "...the business of a corporation shall be managed under the direction of its board of directors..." This statute gives the Board of Directors the exclusive authority and discretion to manage the business and affairs of AEP, which would include reporting on emissions. Neither the Articles of Incorporation nor the By-Laws of AEP provide for shareholder action on the matter contained in the Proposal.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Alaska Air Group, Inc.* (March 26, 2000). Here, the Proposal requires that "the Board of Directors of American Electric Power report...to shareholders on the GHG emissions from our company's own operations and services..." The Proposal is not a precatory proposal; it is not cast as a request or recommendation. The Proposal, if approved by shareholders, would *require* AEP to "report...to shareholders on the GHG emissions" regardless whether each director concludes in the exercise of his or her business judgment that such a report is in AEP's best interest.

In connection with my opinions on New York law, I wish to point out that I am a member of the Bar of the State of Ohio and do not hold myself out as an expert in the laws of other states or jurisdictions. However, I have made, or caused to be made, such investigation as I have deemed appropriate with respect to the laws of the State of New York in connection with such opinions, and nothing has come to my attention in the course of such investigation which would lead me to question the correctness of such opinions. Moreover, attached hereto as Exhibit D, is a letter from John Tesoriero, Senior Counsel for AEP Service Corporation, and a member of the Bar of the State of New York, concurring with my opinions. The letter from Mr. Tesoriero constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii) and is also supplied in accordance with Staff Legal Bulletin No. 14 which states that:

> "5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue."

Since the Proposal usurps the authority of the Board of Directors, it is improper under New York law and is therefore excludable under Rule 14a-8(i)(1).

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Contains A False and Misleading Statement.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The false or misleading statement contained in the "Supporting Reasons" for the Proposal (highlighted by italics), which makes an inaccurate reference to a periodical article, and AEP's conclusions regarding this statement are as follows:

- *"In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (Wall Street Journal, 7/24/01)"*

This statement is not an accurate interpretation of the *Wall Street Journal* article (a copy of which is attached as Exhibit E) nor is it correct. While there was a meeting of nations in Bonn, Germany in July 2001, commonly referred to as COP 6-bis, to discuss issues related to implementation of the Kyoto Protocol, and an agreement was reached by a unanimous voice vote that resolved most issues, no nation signed an agreement at this meeting.

C. The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because AEP Has Already Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal has been substantially implemented and therefore rendered moot. Securities Exchange Act Release No. 34-20091 (August 16, 1983).

For several years, AEP has disclosed to the public the greenhouse gas (primarily carbon dioxide (CO2)) emissions resulting from operation of our generating plants through our website (www.AEP.com) (see pages attached as Exhibit F) and in our bi-annual environmental performance report (1999-2000 report attached as Exhibit G). AEP's environmental performance report can be downloaded from the website. Its availability is mentioned in the annual report to shareholders and copies are provided upon request. The Clean Air Act Amendments of 1990 also require information on power plant CO2 emissions to be reported to the United States Environmental Protection Agency, which makes the information available to the public. The AEP website has links to the EPA database where this information can be found. The greenhouse gas emissions from our generating plants represent nearly all of the emissions associated with corporate operations, with all other activities combined representing less than one-tenth of one percent of the emissions from our generating plants.

Mr. Heydlauff's letter of November 2, 2001, attached as Exhibit C, was AEP's initial response to the Proponent that apprised them of AEP's greenhouse gas reporting policy and was sent within days of receipt of the first letter from the Proponent (Exhibit B) seeking some discussion of this issue.

In 1995, AEP joined the Climate Challenge Program, a voluntary partnership between the electric utility industry and the United States Department of Energy, and committed to reduce, avoid or sequester emissions of carbon dioxide. This commitment was set forth in a Memorandum of Understanding signed by Dr. Draper and the Secretary of Energy on February 3, 1995. In addition to detailing the actions we would take to control greenhouse gas emissions, the Accord obligated AEP to report annually on its activities and achievements under the Program consistent with the guidelines adopted pursuant to subsection 1605(b) of the Energy Policy Act. AEP has met this requirement each year and the information is contained on our website and the website maintained by the DOE for this program. There is a link to the DOE database on the AEP website. DOE also publishes an annual report for the public with detailed information on the results of actions taken by program participants. These actions have also been reported in our bi-annual environmental performance report.

The AEP website and bi-annual environmental performance reports for several years have also described in some detail AEP's plans for continuing and building upon its actions to mitigate greenhouse gas emissions through a variety of programs and investments. In fact, several new initiatives have been undertaken since consummation of the Climate Challenge Participation Accord in 1995 and these have been widely publicized in press releases, letters, speeches, on our website and in our environmental performance report and annual report to shareholders. It is AEP's expectation that it will develop a new program for mitigating greenhouse gas emissions in response to voluntary initiatives by the Bush Administration to address the global climate change issue.

On November 13, 2001, Mr. Heydlauff and Ms. Julie Sloat, Manager-Investor Relations, met with representatives of the Proponent in Hartford, Connecticut. At that meeting, Mr. Heydlauff and Ms. Sloat provided additional detailed information on AEP's greenhouse gas emissions, actions to mitigate emissions and plans for future efforts to control emissions, and information on our corporate financial performance. In a follow-up to that meeting, Ms. Sloat sent an e-mail communication (attached as Exhibit H) on November 16, 2001, providing additional requested information, virtually all of which was already available on AEP's website.

AEP remains committed to discussing our activities on greenhouse gas emissions with the Proponent. In fact, we have held several phone calls with them and expressed a willingness to meet again in Hartford to resolve any outstanding issues. However, we feel that each and every point of the Proposal has been substantially implemented and it is, therefore, moot.

Historically, the Staff has recognized that proposals seeking a report may be omitted under Rule 14a-8(i)(10) where a company is providing the information requested by a shareholder proposal. We refer the Staff to the following no-action letters for support:

- *H. J. Heinz Company* (June 18, 1997). Proposal requests that the board of directors distribute a report on a number of its policies, including its policy on having a majority of independent directors. The Staff noted in particular "that the proposal asks the Company to state its positions in certain areas, but does not ask the Company to adopt the proponent's positions as goals or otherwise."

- *McDonald's Corporation* (February 28, 1990). Proposal "requests that the Company make information available to shareholders concerning the Political Action Committee sponsored by the Company." The Staff particularly noted "the Company's representation that all the information requested under the proposal is available to shareholders upon request."

- *Houston Industries Incorporated* (April 10, 1987). Proposal "relates to the Company preparing an annual report setting forth certain information regarding the financial and other risks to shareholders from 'least cost energy alternatives.'"

- *Xerox Corporation* (March 1, 1977). Proposal requesting issuance of a report could be omitted where company undertakes to provide requested information in a post-annual meeting report.

* * * * *

Pursuant to the provisions of Rule 14a-8(j)(1), AEP has by letter of even date herewith notified the Proponent of its intention to omit the Proposal from its proxy material, and copies of this statement of reasons why management deems such omission to be proper accompanied the letter of notification to them.

If you desire any additional information, please telephone the undersigned at (614) 223-1628.

Sincerely,

Thomas S. Ashford

Thomas S. Ashford

Doc #90414.v2

EXHIBIT A


STATE OF CONNECTICUT
TREASURER'S OFFICE

STATE OF CONNECTICUT
OFFICE OF STATE TREASURER
DENISE L. NAPPIER

55 ELM STREET, HARTFORD, CT 06106-1773

PHONE: 860-702-3000 1-800-618-3404
EXECUTIVE OFFICE FAX: 860-728-1290
WEB SITE: WWW.STATE.CT.US/OTT

FACSIMILE TRANSMITTAL SHEET

TO: Susan Tomasky

FROM: Denise L. Nappier

FAX NUMBER: (614) 223-1603

DATE: November 5, 2001

TOTAL NUMBER OF PAGES, INCLUDING COVER: 5

RE: Shareholder Resolution

SENDER'S PHONE NUMBER: (860) 702-3294

SENDER'S REFERENCE NUMBER:

YOUR REFERENCE NUMBER:

☐ AS REQUESTED ☒ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ FYI

Original is being forwarded by overnight mail.



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 2, 2001

Susan Tomasky
Secretary
American Electric Power
1 Riverside Plaza
Columbus, Ohio 43215

Re: Shareholder Resolution

Dear Ms. Tomasky:

The purpose of this letter is to submit a shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of American Electric Power.

As the principal fiduciary of the CRPTF under Connecticut law, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of October 31, 2001, the CRPTF held 69,920 shares of American Electric Power common stock. The CRPTF will continue to own American Electric Power shares through the annual meeting date. For your information, I have attached a verification letter from State Street Bank, which serves as the custodian bank of the CRPTF.

Please do not hesitate to contact Meredith Miller, Assistant Treasurer for Policy at (860) 702-3294, if you have any questions or comments concerning this resolution.

Sincerely,

Denise L. Nappier

Denise L. Nappier

Attachments


STATE OF CONNECTICUT
TREASURER'S OFFICE

Re: Resolution submitted by the Connecticut Retirement Plans & Trust Funds

GREENHOUSE GASES EMISSIONS

WHEREAS:

- The Environmental Protection Agency has stated that electricity generation is responsible for 40% of man-made carbon dioxide, the leading greenhouse gas (GHG), as well as 25% of nitrous oxides, 67% of sulfur dioxide, and 34% of mercury emitted annually nationwide. (2000)
- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats include (IPCC, 2001):
  - increases, in some geographic areas, in droughts, floods, landslides, intense storms, heat waves and incidences of water-borne (cholera) and vector-borne diseases (malaria);
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in an increased drowning, disease and, in developing countries, hunger and malnutrition; and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of some more vulnerable species and a loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001) Between 1998-2000, "the stock price of the more environmentally friendly top half outperformed the bottom half by… 17.2% in U.S. petroleum and 12.4% in U.S. electric utilities." (*Barrons*, 8/6/01)
- A growing number of companies are conducting an inventory of their GHG emissions, implementing emissions reduction projects and targets and trading GHG emission reductions.
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: That the Board of Directors of American Electric Power report (at reasonable cost and omitting proprietary information), to shareholders on the GHG emissions from our company's own operations and services, including (a) an inventory of all GHG emissions from all worldwide operations (b) actions taken to date to reduce GHG emissions, and (c) plans to further reduce GHG emissions.

November 5, 2001


STATE STREET.
Serving Institutional Investors Worldwide

Public Funds
One Enterprise Drive
N. Quincy, MA 02171

October 30, 2001

Re: Connecticut Retirement Plans and trust Fund

To Whom It May Concern:

This is to advise you that the Connecticut Retirement Plans and Trust Fund held over $2,000 in market value of American Electric Power common stock (cusip 025537101) continuously for over one year based on monthly valuations.

Please contact me if you have any questions or concerns.

Sincerely,

Auta A. Lopes
Client Relationship Officer



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

October 25, 2001

Dr. E. Linn Draper, Jr.
Chief Executive Officer
American Electric Power
Corporate Headquarters
Columbus, OH 43215-2373

Dear Dr. Draper:

As principal fiduciary of the Connecticut Retirement Plans and Trust Funds (CRPTF), I am writing to you about an environmental issues related to your company. We hold 70,000 shares of American Electric Power (AEP) stock valued at approximately $3,100,000.

I write to you with the recognition that our world has certainly changed as a result of the tragic events of September 11th. I hope this letter finds you, your family and all your colleagues at American Electric Power well. At the Connecticut Treasury, we honor the memory of our fellow Americans, share the anguish of families whose loved ones have not returned home and salute the courage of those giving of themselves. I am certain that you and your colleagues share these thoughts and America's resolve at this critical time.

The challenges before us, in government and in private industry, are formidable as we move ahead in uncertain times. In that context, I am pleased to underscore our commitment to remain a long-term investor in the market, with a continuing interest in the financial well being and long-term prospects of our portfolio companies.

From our perspective as a shareholder, the issues we have raised in the past may have changed in context and perspective, but not in goals or spirit. We believe that U.S. companies set an example for the world in their corporate governance actions.

In that spirit, I would like to open discussion with you on global warming and greenhouse gas emissions. As you know, global warming is a growing concern. I am aware that AEP has created a special unit to work to incubate technologies that will reduce

Dr. E. Linn Draper, Jr.
American Electric Power
October 25, 2001
Page 2

emissions, and that AEP is investing in companies that are developing state-of-the-art technologies to reduce nitrogen oxides, sulfur dioxide, particulate matter mercury and other emissions from coal-fired generating plants.

This is a great start – and I am sure you agree that it is only a start. I believe that in order to know how to effectively address greenhouse gas emissions we need good solid data. In Europe many companies have already developed a comprehensive report – or footprint – of their greenhouse gas emissions from all of their operations. I would be most interested in learning if AEP has developed a similar report for its operations, as well as any plans developed by the board and management to further address these issues. This material and your response will be most helpful as we consider the merits of filing a shareholder resolution this year.

I appreciate your consideration of these issues, and I look forward to your response. Please contact Meredith Miller, Assistant Treasurer for Policy with any questions you may have at (860) 702-3294.

Sincerely,

Denise L. Nappier

1 Riverside Plaza
Columbus, OH 43215 2373
www.aep.com

EXHIBIT C


AEP
AMERICAN
ELECTRIC
POWER

The Honorable Denise L. Nappier
Treasurer
State of Connecticut
55 Elm Street
Hartford, CT 06106-1773

November 2, 2001

ale E. Heydlauff
enior Vice President
nvironmental Affairs
14 223 1280
14 223 1911
eheydlauff@aep.com

Dear Ms. Nappier:

I am writing in behalf of Dr. E. Linn Draper, Jr., Chairman of the Board, President and Chief Executive Officer of American Electric Power Co., in response to your October 25, 2001 letter which seeks to open a dialogue with the company on the issue of global climate change and greenhouse gas emissions. We welcome the opportunity to discuss these issues with you and we believe you will find our activities to be quite responsive to the legitimate concerns about the impacts of rising atmospheric concentrations of greenhouse gases.

AEP has been a leader in proactively addressing concerns about climate change by undertaking several voluntary actions to reduce, avoid, or sequester greenhouse gas emissions. We have participated actively in the Department of Energy's Climate Challenge Program, avoiding or sequestering over 20 million tons of carbon dioxide since 1992. (A copy of our Participation Accord and supporting documents are enclosed.) This has not been a static commitment. In 1996, we partnered with The Nature Conservancy, the Government of Bolivia and other parties to protect 4 million acres of threatened tropical forests in Bolivia, sequestering over 26 million tons of carbon dioxide over 30 years while preserving enormously valuable, biologically diverse ecosystems and fostering sustainable development in local communities (www.noelkempff.com). A similar project of a more limited scope was undertaken in Brazil in 1999 (www.guaracap.com). Earlier this year, the company collaborated with the U.S. Fish and Wildlife Service to nearly quadruple the size of the Catahoula Wildlife Refuge in Louisiana as a climate action project

In addition to these initiatives, AEP has recently joined the e7 Network of Utilities to promote sustainable development in developing countries and nations with economies in transition. Most of the projects involve the installation of renewable energy systems, predominantly solar, wind and small-scale hydro, to displace inefficient and dirty diesel generation, or to provide electricity to native populations for the first time and thereby avoid the emissions from the burning of biomass and raw coal.

Finally, we have reported the results of our voluntary actions to control greenhouse gas emissions each year to the Energy Information Administration under the Voluntary Reporting Program of the Energy Policy Act of 1992 (Section 1605(b)). We have also reported the carbon dioxide emissions from our generating plants to the U.S. Environmental Protection Agency. This information is also available for public view on our website (www.aep.com/environmental) and in our bi-annual environmental performance report (a copy of which is enclosed).

With respect to our future plans to address the climate change issue, we have been awaiting decisions from Washington on the design of domestic policies before making additional significant investments to avoid putting capital at risk. We believe that we will operate in a carbon-constrained world in the future, but the form and shape of the policies to effectuate that course are still highly uncertain. We have been actively engaged in the public policy process at the international and national levels, and will remain so. Our public policy posture has been one of trying to assist policymakers in the development of effective response strategies. For example, AEP has joined other members of the electric utility industry in the sponsorship of scientific and economic analyses to inform the public policy process. The Electric Power Research Institute has managed this research, amounting to between $7-10 million/year, and the results have been published in peer-reviewed literature. We were also a founding member of the Business Environmental Leadership Council of the Pew Center on Global Climate Change (www.pewclimate.org). The Pew Center is an independent, non-profit organization dedicated to providing credible information, advice and innovative solutions in the effort to address global climate change. Through these activities and others, we will continue to be constructive participants in the public policy process in the future.

I look forward to my meeting with Ms. Meredith Miller and her colleagues on November 13 to discuss our activities, policies and plans in more detail. It is our ardent hope that such a dialogue will obviate the need for a shareholder resolution.

Kindest regards.

Sincerely,

Dale E. Heydlauff

Dale E. Heydlauff

Enclosures

c: E. Linn Draper, Jr. (w/o enclosures)
Susan Tomasky (w/o enclosures)
Meredith Miller, Assistant Treasurer for Policy

American Electric Power
1 Riverside Plaza
Columbus, OH 43215 2373
614 223 1000

EXHIBIT D

AMERICAN ELECTRIC POWER

December 20, 2001

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

John V. Tesoriero
Senior Counsel
(614) 413-6251 (P)
(614) 324-5096 (F)
jvtesoriero@aep.com

Dear Madam or Sir:

I understand that American Electric Power Company, Inc. ("AEP"), a New York corporation, has received from the Connecticut Retirement Plans & Trust Funds (CRPTF) a letter, dated November 2, 2001, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the CRPTF intends to have included in AEP's proxy material relating to its 2002 Annual Meeting.

I have reviewed the letter from Thomas S. Ashford of AEP to the Securities and Exchange Commission of even date ("AEP Letter"), the Proposal and such other documents as I have deemed necessary or appropriate as a basis for the opinion set forth herein.

This will advise you that, in my opinion, the Proposal is, under the laws of the State of New York, not a proper subject for action by AEP's shareholders and, therefore, it may be omitted from AEP's 2002 proxy statement and form of proxy pursuant to Rule 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended. In this connection, I concur in the analysis of New York law set forth in Section 1 of the AEP Letter.

I understand that AEP intends to file a copy of this opinion with the Securities and Exchange Commission pursuant to Rule 14a-8(j)(2)(iii) and I consent to such filing.

For purposes of this opinion, I do not purport to be an expert on the laws of any jurisdiction other than the laws of the State of New York and applicable laws of the United States of America, and I express no opinion herein as to the effect of any other laws.

Very truly yours,

John V. Tesoriero

Doc #92980.v1

EXHIBIT E

U.N. Group Produces Rules Governing Kyoto Pact

WSJ A2 7-24

By JOHN J. FIALKA
Staff Reporter of THE WALL STREET JOURNAL

BONN—A United Nations convention on global climate change approved rules for implementing the Kyoto Protocol to cut industrial emissions, but the absence of U.S. participation ultimately could prove costly to American companies.

The consensus agreement reached early yesterday following marathon negotiations appears to have won the backing of enough nations to bring the treaty into force. The U.S.—the world's largest producer of carbon dioxide and other so-called greenhouse gases targeted for reduction—continues to object to the Kyoto pact, but officials said Washington would take no action to block its implementation.

A major incentive that brought the deal together was the the provision for the parties to engage in emissions trading, a concept promoted for four years by the U.S. before it abandoned the treaty.

The treaty calls for industrial nations to reduce their emissions to 5.2% less than 1990 levels during an accounting period that runs from 2008 to 2012. Companies and countries that cut emissions below their assigned target level will have excess credits to sell. Nations and companies that can't reach their emissions quotas may find it cheaper to buy the excess credits than to install new pollution-abatement equipment. The theory is that market-based mechanisms will direct limited investment money to the most cost-effective emissions-reduction projects.

Jonathan Pershing, who heads the environmental division of the International Energy Agency, a branch of the Organization for Economic Cooperation and Development, said that because the U.S. isn't a party to the treaty, U.S. companies may not be able to use the market to profit from selling any pollution credits, at least initially. Later they may, he believes, but "maybe at a higher cost" of entry.

At this point, there are no provisions on what would be required of a country seeking to join the protocol. However, a would-be entrant would have to meet whatever toll were set by existing members.

In the case of the U.S., pressure to join might come not only from environmentalists and the international community but also from multinational companies based in the U.S. that do business in countries bound by the pact. While cost estimates would be speculative at this point, Mr. Pershing and others expect there would be additional demands on any country wanting to join in the future.

Lawmakers from nearly 180 nations attending the convention will consider the implementation measures when they vote on formal ratification. The goal is to have 55 nations that are responsible for more than half of global greenhouse emissions ratify the pact by 2002.

Overcoming the U.S. withdrawal, the European Union forged an alliance for implementation among Japan, Russia, China and an often unwieldy group of developing nations. It nearly fell apart Sunday night over how to enforce the emissions-reduction targets. A draft version would have fined nations that fail to curb emissions, with the money going into a U.N aid fund for developing nations. A small group led by Japan objected and threatened to scuttle the overall agreement, which was offered as an all-or-nothing package.

The Dutch environmental minister, Jan Pronk, who served as the conference president, kept the negotiations going, at one point in the predawn hours forbidding delegates to leave the room until they had reached an agreement. The compromise calls for a voluntary fund totaling $410 million to help developing nations deter the effects of climate change with training, technology transfer, the building of sea walls and other measures.

Paula J. Dobriansky, an undersecretary of State who led a U.S. delegation to observe the talks, rose to congratulate Mr. Pronk on his achievement. She said that while the U.S. wouldn't ratify the pact, President Bush remained "serious" about curbing global warming. At that point, some observers in the conference hall soundly booed, one of the few anti-American outbursts during the three-day convention.

Ms. Dobriansky said the convention "provided valuable input" for the Bush administration's climate-change deliberations. Still, any new U.S. position on the issue now appears moot, because if the treaty comes into force, it will be the version finalized without U.S. input.

Congressional Democrats say they will mount a campaign to set up a U.S. regime to regulate carbon dioxide, which could give the U.S. standing to enter the pact later.

EXHIBIT F



About Us | News | Investor Relations | Residential Customers | Commercial/ Industrial | Business to Business | Contact Us

Electric Universe

Customer Choice

Customer Service

Environmental

Community/ Education

Economic Development

Employment



AEP expands coal marketing.
Acquires contracts, staff from Enron international coal unit.

Storm and Outage Information
Report an outage or monitor restoration during a major storm in AEP's territory.

AEP testing new battery
Technology promises improvements over conventional batteries.

Get your bill online
No stamps, no checks, just a simple click and it's done.



Welcome to AEP.com







Environmental

Electric Universe

Welcome to the environmental section of our web site! AEP realizes that energy and environment are inextricably linked, so we work just as hard at protecting the environment as we do at providing affordable, reliable energy. We look forward to sharing information with you about our environmental principles, performance, and activities.

AEP's Environmental Performance
Strong environmental principles lie at the heart of AEP's corporate culture. Learn more about our environmental track record and see an overview of our environmental activities.

Emission Control and Reduction
As one of the nation's largest electric power companies, AEP recognizes its environmental responsibilities. Find out about our commitment and efforts to control and reduce our emissions.

Environmental Stewardship
AEP is dedicated to going beyond compliance with environmental rules and regulations. Our numerous environmental stewardship projects around the world demonstrate our environmental ethic and also illustrate important policy principles.

Renewables and Energy Efficiency
As markets evolve and technologies mature, AEP is active in promoting renewable energy and energy efficiency. Through activities ranging from launching educational partnerships with local schools to initiating sustainable energy projects in developing countries, AEP seeks to identify promising renewable energy technologies and to promote the efficient use of energy.

Environmental



Welcome to the environmental section of our web site! AEP realizes that energy and environment are inextricably linked, so we work just as hard at protecting the environment as we do at providing affordable, reliable energy. We look forward to sharing information with you about our environmental principles, performance, and activities.

AEP's Environmental Performance
Strong environmental principles lie at the heart of AEP's corporate culture. Learn more about our environmental track record and see an overview of our environmental activities.

- 99/00 Environmental Performance Report
- Environmental Activities Update
- Environmental Awards
- Environmental Policy
- Environmental Videos and Presentations

Emission Control and Reduction
As one of the nation's largest electric power companies, AEP recognizes its environmental responsibilities. Find out about our commitment and efforts to control and reduce our emissions.

Environmental Stewardship
AEP is dedicated to going beyond compliance with environmental rules and regulations. Our numerous environmental stewardship projects around the world demonstrate our environmental ethic and also illustrate important policy principles.

Renewables and Energy Efficiency
As markets evolve and technologies mature, AEP is active in promoting renewable energy and energy efficiency. Through activities ranging from launching educational partnerships with local schools to initiating sustainable energy projects in developing countries, AEP seeks to identify promising renewable energy technologies and to promote the efficient use of energy.







AEP considers Future GENERATIONS in Decision-Making

AEP has a long history of developing technologies and approaches to improve the efficiency of its generating units and its transmission and distribution systems. AEP also provides customers with energy management information, products and services to use energy more efficiently, often resulting in lower costs to the user an less impact on the environment.

AEP's fossil fuel plants generate power more efficiently than an average electric utility industry power plant. A a result of AEP's efficient operation, the company emitted fewer tons of carbon dioxide, nitrogen oxides and sulfur dioxide as compared to an "industry average" facility.

We maintain partnerships with universities, other companies, state agencies, and the U.S. Department of Energy, among others, to advance research and commercialization of more efficient energy generating and delivery technologies.

RECYCLING COAL COMBUSTION PRODUCTS

AEP burns over 75 million tons of coal each year to produce electricity. Coal burning results in products know as coal combustion products (CCPs). AEP produces more than 8 million tons of CCPs annually that must eith be transferred to landfills regulated by environmental agencies and maintained by AEP, or used for a benefici purpose.

For 30 years, AEP has promoted CCPs as alternative materials to natural resources such as clay or sand through its ash marketing program. CCPs have been recycled in road base, concrete, construction blocks an earth stabilization. Complying with SO2/NOx air emission limits, however, has reduced the suitability of CCPs for some applications. We continue to seek new opportunities.

RECYCLING OTHER MATERIALS

AEP continues its commitment to recycling and to purchasing products that contain recycled material.

AEP recycles materials such as paper, plastic, glass, metals, wood, scrap steel, rubber, light bulbs, antifreeze oils, solvents, tires and water.

MANAGING GREENHOUSE GASES

Under the Climate Challenge Program, the company reports the number of tons of CO2 avoided or sequestered each year to the Department of Energy (DOE) under the voluntary emission reduction and reporting program of the Energy Policy Act of 1992.

AEP's Climate Challenge Program entails: improvements in the efficiency of generating and delivering electricity; increased use of AEP's Cook Nuclear Plant, hydroelectric plants and wind farms; energy conservation programs at AEP facilities and for customers; carbon sequestration with trees; and other project These projects have resulted in a cumulative total of approximately 18 million tons of CO_2 avoided or sequestered for the years 1991 through 1999 (data for 2000 not yet available).

The company reports HOURLY CO_2 emissions from its generating facilities to USEPA. USEPA also posts SUMMARIES of the data. Systemwide efforts to slow the rate of CO_2 emissions are being made, but total CO emissions are increasing. This is because total CO_2 emissions are governed by the amount of fossil fuels burned to generate electricity. As customer demand is growing, AEP is burning more fossil fuels to generate more electricity, thus increasing total emissions. Without the Climate Challenge activities the company has undertaken, actual emissions would have been even higher.

BOLIVIA

In an innovative program designed to sequester 7 million tons of carbon over 30 years, AEP joined with The Nature Conservancy, BP, PacificCorp, the Bolivian Friends of Nature Foundation and the Bolivian governmen to establish the Noel Kempff Mercado Climate Action Project in 1996. The project preserves biologically diver tropical forests and promotes sustainable development in local communities.

BRAZIL

In the Atlantic rain forest of southeastern Brazil, AEP, the Nature Conservancy and the Society for Wildlife Research and Environmental Education, a Brazilian conservation organization, are working to promote assist natural forest regeneration on pastures and degraded forest on acquired lands. The Guaraquecaba Climate Action Project will also protect standing forest that still exists within the project area but was under threat of deforestation. The project is expected to sequester or avoid emissions equivalent to about 1 million tons of carbon over the next 40 years.

RENEWABLE ENERGY

AEP believes power from hydroelectric plants, solar cells, wind turbines, biomass, and fuel cells will be neede as part of the 21st Century fuel mix. AEP helps the public learn about these new technologies through its Internet site. Examples include connecting installed solar power systems at schools to a website to show how they generate energy, and connecting wind turbine data to the web to show how they operate. AEP is generating power from wind farms and hydroelectric plants, and arranging for residential customers in Virgini to purchase biomass-generated electricity. AEP also provided a solar power system to a remote village in Bolivia. The system is its only source of electricity and links to the Internet.

ENERGY MANAGEMENT

AEP encourages customers to use energy wisely and eliminate wasteful use.

OTHER PROGRAMS

AEP is involved with other utilities in the removal of carbon dioxide from the atmosphere through forestry projects, and the EnviroTech Program to invest in promising energy efficiency and renewable energy technologies.


Click on thumbnail to view larger image*
Rate of AEP CO_2 Emissions
Total AEP CO_2 Emissions

Sulfur hexafluoride (SF6) is a potent greenhouse gas. AEP has substantially reduced the amount of SF6 that leaks from AEP equipment and continually investigates ways to improve performan to reduce the amount of that leakage.

*Graphs may take a moment to load. All graphs will appear in the same window.

EXHIBIT G

The American Electric Power Environmental Performance Report

Toward **Environmental** EXCELLENCE

99/00

AEP

Our Environmental POLICY

AEP's Environmental Tenets describe our commitment to protecting and enhancing the quality of the environment as we conduct our business worldwide.

ENVIRONMENTAL TENETS

AEP Takes Responsibility for Full Compliance. AEP complies with all applicable environmental laws, regulations and requirements. We audit our performance regularly to verify compliance, improve the environmental management systems at our major facilities, and identify exemplary practices for application throughout the company.

AEP Will Be an Industry Leader. AEP aspires to be an environmental leader within our industry and in the communities we serve around the world. We seek opportunities to go beyond the minimum level of compliance and to enhance the quality of the environment, while providing safe and reliable energy at affordable prices. We will continue our legacy of technological development to produce and deliver energy as efficiently as possible with minimal environmental impacts.

AEP Minimizes Risks. AEP minimizes the environmental risks associated with our operations through proactive management, advanced facility design and operating procedures, use of environmentally sound products and technologies, and through planning and preparation for environmental emergencies.

AEP Considers Future Generations in Decision-Making. AEP is committed to integrating sustainability considerations into our business decisions and performance measurements. We pursue ways to maximize the positive and minimize the adverse environmental impacts of our operations on present and future generations.

AEP is Accountable for its Performance. AEP is accountable to our primary stakeholders – the residents of the communities in which we operate, shareholders, customers, employees and government officials. We communicate openly about our environmental performance. We establish performance measures, track and publicly report on our performance regularly.


Toward Environmental
EXCELLENCE

LETTER from the Chairman



CEO Linn Draper visits one of AEP's newest carbon sequestration initiatives, the Guaraquecaba Climate Action Project in the Atlantic Rainforest of southeast Brazil.

(see page 16)

DEAR READER

Welcome to our first environmental performance report of the 21st century. You will find summarized in these pages our efforts and accomplishments in protecting and improving the environment during the final two years of the 20th century. You will also get a strong sense of our continuing commitment to superior environmental performance going forward.

With the completion in June 2000 of our merger with the Central and South West Corporation, AEP entered the new century as a bigger and even better energy company. We have more than 4.8 million domestic customers in 11 states, along with multinational interests. We are the largest generator of electricity in America. With the addition of the former CSW facilities to AEP in 2000, our emission and waste numbers for that year are of course higher. We fully understand the important responsibilities, including environmental stewardship, that go with the size, scope, and nature of our operations and business activities.

Among our primary challenges for the future is maintaining our strong record of compliance with environmental regulations. We are committed to absolute environmental compliance and minimizing the environmental risks in all that we do. Our employees have long made this a top priority and will continue to do so. As new environmental issues are addressed in public policy forums, we will advocate science-based, flexible, and market-oriented strategies to implement them.

We also will continue our time-honored commitment to go beyond what is legally required – to create environmental enhancements, foster sustainability, educate stakeholders, and preserve and improve our natural surroundings.

With reports such as this and by numerous other means, we will continue to be openly accountable for our environmental performance, and we will keep you fully informed about it. Again, this booklet is a summary. You will find detailed information on our environmental performance web site at www.aep.com/environmental. There, we have provided answers to the questions developed by the Coalition for Environmentally Responsible Economies (CERES), as well as additional information. As always, we welcome your comments.

E. Linn Draper Jr.
Chairman of the Board, President & CEO
June 2001

AEP at a GLANCE

American Electric Power is a multinational energy company headquartered in Columbus, Ohio. With the completion in June 2000 of its merger with Central and South West Corporation, AEP owns and operates more than 38,000 megawatts of generating capacity, making it America's largest generator of electricity.

The company is also a leading wholesale energy marketer and trader, ranking second in the U.S. in electricity volume with a growing presence in natural gas. AEP provides retail electricity to more than 7 million customers worldwide and has holdings in the U.S. and select international markets.

Wholly owned subsidiaries are involved in power engineering and construction services, energy management and telecommunications.

"AEP owns and operates more than 38,000 megawatts of generating capacity, making it America's largest generator of electricity."





States Served:
Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia, West Virginia

Service Territory: 197,500 square miles

Miles of Transmission Lines: 38,000

Miles of Distribution Lines: 186,000

Worldwide Generating Capacity: 38,404 megawatts*

Generating Facilities: Owns all or portions of 89 facilities

U.S. Customers: 4.8 million

Customers Outside the U.S.: 2 million

U.S. Electricity Sales (2000): 206 million megawatt-hours

The fuel diversity of AEP, based on capacity, is...


Coal/Lignite
Natural Gas
Nuclear
Hydro & Other
7%
2%
26%
65%

Foreign Operations: Australia, Brazil, China, Mexico, United Kingdom

2000 Revenues: $36.7 billion

2000 Net Income: $267 million

Global Employment: 26,000

** After divestiture of assets required by state and federal settlements.*

AEP takes Responsibility for full CC


We have developed a strong code of conduct...
AEP

MPLIANCE

AEP is the United States' largest generator of electricity. An environmental management system to protect the environment has been in place since 1971. We have developed a strong code of conduct with respect to the environment that applies to all employees. All business units are guided in their daily operations by a commitment to our corporate environmental policy that challenges them to protect and enhance the environment.

To ensure total corporate environmental performance, all wholly owned subsidiaries are also governed by AEP's environmental tenets.

SO_2 and NOx

AEP continues to comply with the Clean Air Act and has significantly reduced sulfur dioxide (SO_2) and nitrogen oxide (NOx) emissions from our coal-fired power plants. All plants meet the emission limitations established by the U.S. Environmental Protection Agency (EPA).

Compliance with SO_2 limitations is achieved by using "scrubbers," which remove SO_2 from gases exiting coal-fired plant combustion chambers, or by the burning of coal that complies with applicable laws. NOx compliance is achieved through the use of low-NOx burners and other combustion modifications.

PARTICULATES

AEP is required to control the emission of particulate matter resulting from coal combustion. This is done with the use of electrostatic precipitators, which remove more than 99 percent of the particulates in flue gases. AEP facilities are in compliance with particulate emissions limits, as measured by "opacity," approximately 98 percent of operating time, with noncompliance instances due to plant startup/shutdown and control equipment malfunction.


Total AEP SO2 Emissions (in thousands of tons)


1,600
1,400
1,200
1,000
800
600
400
200
0
Year
90 91 92 93 94 95 96 97 98 99 00

Note:
2000 emissions include those of former Central and South West facilities.
Shows pre-merger AEP facilities' emissions alone for 2000.

Total AEP NOx Emissions (in thousands of tons)


600
500
400
300
200
100
0
Year
90 91 92 93 94 95 96 97 98 99 00

Note:
2000 emissions include those of former Central and South West facilities.
Shows pre-merger AEP facilities' emissions alone for 2000.

WASTEWATER DISCHARGES

AEP's electric generating stations are subject to regulations that govern the quality of wastewater discharged into surface waters. The company's facilities have been in substantial compliance with their discharge limitations, with the exception of discharges of trace amounts of copper and nickel at several plants and suspended solids at one plant. Corrective actions are being implemented at these facilities.

RELEASES REPORTED TO THE NATIONAL RESPONSE CENTER

The vast majority of releases or spills in association with generating and transmitting electricity are caused by external forces such as unexpected equipment failure, storm damage, vehicle accidents or acts of vandalism. The company has constructed containment structures around many storage tanks and large electrical transformers, removed and replaced underground storage tanks, and trained its employees to prevent spills from occurring and to recognize, contain and clean up spills when they occur.

During 1999 and 2000, 68 and 53 spills, respectively, met the criteria to be reported as required to environmental agencies.

TOXICS RELEASE INVENTORY CHEMICALS

Under the federal Emergency Planning and Community Right-to-Know Act, all electric utilities, along with companies in many other industries, are required to report to the U.S. and state environmental agencies annual releases of certain chemicals into the environment.

Out of the 650 chemicals on the Toxics Release Inventory (TRI) list, AEP must report 20. Most of these releases result from the burning of coal, which naturally contains most of these chemicals as trace constituents.

Due to the amount of coal AEP's plants use – over 75 million tons annually – our coal-fired electric power plants are close to the top of rankings when compared with other reporting facilities in terms of the number of pounds reported. Although the chemicals released by AEP are reported in large amounts, they generally rank low in toxicity, according to the U.S. EPA, resulting in a negligible impact on human health or the environment.

Total AEP releases were 109 million and 110 million pounds in 1999 and 2000, respectively. The 2000 total includes the former Central and South West facilities.

AEP's TRI chemical releases at all affected facilities and related information are posted on AEP's website.

ADDITIONAL COMPLIANCE MATTERS

AEP's environmental management system is designed to assure compliance with environmental requirements. Though our compliance has been very good, it has not been perfect. In 1999 and 2000, AEP facilities received 10 notices of violation of federal and state environmental regulations and paid $31,100 in fines.

The Department of Justice, on U.S. EPA's behalf, filed a complaint in November 1999 in the U.S. District Court that alleges AEP made modifications to generating units at certain coal-fired power plants over the course of the past 25 years that extend unit operating lives or restore or increase unit generating capacity without a preconstruction permit, in violation of the Clean Air Act. Eight northeastern states and fourteen environmental groups have joined in EPA's action against AEP. The company believes that these New Source Review lawsuits are without merit and is vigorously defending its actions.

AUDIT PROGRAM

To ensure that the management systems supporting environmental programs are adequate to meet legal requirements and to continually improve the company's performance, the AEP system implemented a formal environmental audit program in 1991. Since its inception, 254 facility audits have been conducted. In 1999 and 2000, 40 and 30 audits, respectively, were conducted.

To date, audits have determined that environmental programs are generally functioning effectively, and the audited facilities are in substantial compliance with the broad environmental requirements of the areas reviewed.

The audits, however, continue to identify areas where environmental programs can be further enhanced through 1) periodic refresher training to strengthen awareness of regulatory requirements, 2) increased attention to implementation of existing management systems, and 3) focus on the regulatory details associated with program documentation, labeling and other administrative processes. Prompt remediation of environmental deficiencies is encouraged and, in most cases, occurs within a short period after the facility site visit. Remedial actions requiring additional implementation time are tracked until the corrective action is complete. Audit results are reported to senior management and shared with facility managers and environmental personnel to strengthen overall environmental performance. The board of directors receives an annual report on audit findings.

AEP will be an Environmental LEADER

AEP undertakes many environmental stewardship and education activities that go beyond what is required by law. Such activities are noted with an [icon].

OUR COMMITMENT TO THE ENVIRONMENT

Over the years, AEP has continued to enhance and expand its efforts to be an environmental leader and a responsible corporate citizen. As part of our commitment to the communities we serve and the earth on which we live, we have or are:

- Reducing emissions of sulfur hexafluoride gas (SF_6), a greenhouse gas with a global warming potential 24,000 times greater than carbon dioxide (CO_2).
- Reducing releases of chlorofluorocarbons (CFCs) from electrical equipment and vehicle air conditioning systems to protect the ozone layer.
- Reducing the amount of active ingredient in herbicides used to maintain transmission line rights-of-way.
- Increased the efficiency of hydroelectric power plants.
- Constructing and operating wind-energy facilities in West Texas.
- Recycling coal combustion products.
- Developing educational solar- and wind-energy programs.
- Designated nearly 50,000 acres of land and several reservoirs for public recreational use.
- Preserving and/or restoring approximately 4 million acres of threatened rain forests in Bolivia and Brazil to sequester CO_2 and protect endangered ecosystems.
- Planted more than 55 million trees since the 1940s.
- Developed and adopted pollution prevention plans at many generating plants and service centers.
- Saving energy and avoiding emissions with more efficient electric generating and delivery equipment, lights and fixtures.
- Working with teachers and students to strengthen energy and environmental education programs.
- Partnering with community and environmental organizations to enhance habitats.
- Supporting research and developing clean coal and renewable energy technologies.
- Creating wildlife habitat on company properties.

ENVIRONMENTAL BUSINESS VENTURES

In 2000, AEP created a new business unit that allows the company to take a leadership role in the development and commercialization of new and emerging renewable energy and environmental control technologies. The Renewable Energy and Advanced Technologies group assesses the capabilities and costs of emerging emission control technologies to reduce or eliminate the



release of nitrogen oxide, sulfur dioxide, mercury, carbon dioxide and other emissions from the company's fossil-fueled power plants. The group also assesses the technical feasibility, commercial viability and business potential for new and emerging renewable energy technologies, including solar, wind, biomass and landfill gas, as well as distributed generation options such as fuel cells and microturbines.

PROTECTING THE OZONE LAYER

AEP continues to reduce releases of CFCs by using electrical equipment substitutes and refrigeration substitutes for vehicle air conditioning systems. Most of AEP's passenger vehicle fleet is equipped with CFC-free air conditioning systems.

ENVIRONMENTAL MILLENNIUM INITIATIVE

AEP, along with more than 30 leading corporations and environmental groups, founded the Environmental Millennium Initiative, now called The Environmental Stewardship Forum (TESF). TESF's mission is to strengthen awareness and commitment to corporate environmental stewardship worldwide and provide a forum for the exchange of ideas and potential partnerships related to new stewardship initiatives. AEP has a history of a broad range of stewardship activities that have contributed to environmental enhancement and education. For more information, go to TESF's website at http://www.environmental-mi.com.

THE POWER OF PARTNERSHIPS

AEP actively participates in voluntary programs related to the environment with other agencies and nonprofit organizations. For example, although not required by law until 2001 to disclose mercury emission levels in its TRI report, AEP began to provide mercury emission information from its power plants in 1999.

Partnership examples include:

- SF_6 Reduction – *U.S. EPA*
- Pesticide Environmental Stewardship Program (reducing application of active ingredient in herbicides) – *U.S. EPA*
- Million Solar Roofs (supporting installations of solar power systems) – *U.S. Department of Energy (DOE)*
- Millennium Council (recognizes innovative projects as models for the 21st Century) – *The White House*
- Green Lights (efficient lighting) – *U.S. EPA*
- WasteWI$E (waste reduction) – *U.S. EPA*
- Energy Smart Schools (increasing energy efficiency in schools) – *U.S. DOE*
- Raptor Platforms – *Wildlife Habitat Council*
- Habitat Protection – *The Nature Conservancy*
- Chestnut Tree Restoration – *American Chestnut Foundation*

ENVIRONMENTAL AWARDS

For its environmental efforts, AEP has been recognized at local, state, national and international levels with awards from the government, environmental agencies and other organizations. For a listing, see the website http://www.aep.com/environmental.

AEP minimizes RISKS

ENVIRONMENTAL RESEARCH AND TECHNOLOGY

AEP is a member of the Electric Power Research Institute (EPRI) and collaborates with major universities, the Department of Energy, and research firms and companies. Through these relationships, AEP supports research and development projects related to environmental issues and compliance, and research that develops scientific data on ecological and health effects risks as well as ways to minimize them.

HAZARDOUS WASTE REDUCTIONS

The AEP System uses many materials that are or could become hazardous, as defined by Resource Conservation and Recovery Act regulations. Through its pollution prevention program, AEP seeks process changes that reduce the generation of all wastes, especially those that are hazardous. In addition, non-hazardous substitutes are continually sought, evaluated and used when effective and economical. In 1999, AEP generated 98,000 pounds of hazardous waste and in 2000 that amount was 116,000 pounds (increase due to the addition of CSW facilities), all of which was disposed of properly.

Examples of Hazardous Waste produced by AEP facilities:

- Abrasive blast waste
- Acid mixtures
- Adhesives
- Antifreeze
- Cleaners
- Fluorescent light bulbs
- Gasoline
- Mercury-containing material
- Paint (latex, oil base)
- Sulfuric acid

Estimated Pounds of Hazardous Waste Generated by AEP (in thousands)


500
400
300
200
100
0
Year
92
93
94
95
96
97
98
99
00

Note:
2000 data includes those of former Central and South West facilities.
●●● Shows pre-merger AEP facilities' data alone for 2000.

COMMUNITY CONCERNS

AEP makes every effort to protect the communities neighboring our facilities. Risk is managed through spill response plans, community right-to-know reporting on chemicals stored on-site and coordination with local emergency response agencies.

AEP recently demonstrated its commitment to the communities in which it operates at its Gavin Plant. AEP is installing new pollution control equipment to comply with federal regulations to reduce nitrogen oxide emissions. The original system called for the use of anhydrous ammonia, which raised local residents' concern about the community's safety in the highly unlikely event that a catastrophic failure of the ammonia storage tanks would occur. In response to these concerns, AEP changed its plans and is using a dry alternative called urea. The company will incur additional costs using this method, but it is responsive to local concerns and will result in the same level of emissions reduction.

NUCLEAR WASTE

Spent nuclear fuel is a by-product of generating electricity from nuclear power plants. At AEP's Donald C. Cook Nuclear Plant, spent fuel is stored temporarily in a steel-lined pool filled with water. AEP supports the federal government's establishment of a high-level waste storage site. However, AEP is pursuing a multifaceted approach to the issue, which includes supporting related legislation and litigation, and exploring other options or temporary storage, either on- or off-site.

HERBICIDE USE

To provide reliable electric service, AEP controls vegetation within its power line rights-of-way with a combination of chemical, biological and mechanical clearing techniques. AEP minimizes the amount of active ingredient of herbicides applied per acre.

POLLUTION PREVENTION

Pollution prevention is an important aspect of AEP's environmental management system. The success of pollution prevention programs lies in the cumulative effects of a variety of small and large process-oriented changes.

Many AEP power plants and staffed service centers have developed and implemented pollution prevention plans. These customized plans have become part of the daily operations for applicable facilities, reflecting cost-effective opportunities at that particular facility for source reduction and waste minimization.

ENERGY STAR

AEP purchases products that use less energy, some of which carry the U.S. Department of Energy and EPA's Energy Star designation. Examples include lighting fixtures, light bulbs, computers, printers and monitors.

In addition, AEP annually saves 23 million kilowatt-hours through lighting system upgrades that were made as part of the EPA's Green Lights Program.



AEP's Donald C. Cook Nuclear Plant in Bridgman, Michigan.

AEP considers Future GENERATIONS

The Noel Kempff Mercado Climate Action Project preserves biologically diverse tropical forests and promotes sustainable development in local communities.

Photo provided by The American Chestnut Foundation



adidas
PIRATES
PENGUINS

in Decision-Making

AEP has a long history of developing technologies and approaches to improve the efficiency of its generating units and its transmission and distribution systems. AEP also provides customers with energy management information, products and services to use energy more efficiently, often resulting in lower costs to the user and less impact on the environment.

AEP's fossil fuel plants generate power more efficiently than an average electric utility industry power plant. As a result of AEP's efficient operation, the company emitted fewer tons of carbon dioxide, nitrogen oxides and sulfur dioxide as compared to an "industry average" facility.

We maintain partnerships with universities, other companies, state agencies, and the U.S. Department of Energy, among others, to advance research and commercialization of more efficient energy generating and delivery technologies.

RECYCLING COAL COMBUSTION PRODUCTS

AEP burns over 75 million tons of coal each year to produce electricity. Coal burning results in products known as coal combustion products (CCPs). AEP produces more than 8 million tons of CCPs annually that must either be transferred to landfills regulated by environmental agencies and maintained by AEP, or used for a beneficial purpose.

For 30 years, AEP has promoted CCPs as alternative materials to natural resources such as clay or sand through its ash marketing program. CCPs have been recycled in road base, concrete, construction blocks and earth stabilization. Complying with SO_2/NOx air emission limits, however, has reduced the suitability of CCPs for some applications. We continue to seek new opportunities.

RECYCLING OTHER MATERIALS

AEP continues its commitment to recycling and to purchasing products that contain recycled material.

AEP recycles materials such as paper, plastic, glass, metals, wood, scrap steel, rubber, light bulbs, antifreeze, oils, solvents, tires and water.

MANAGING GREENHOUSE GASES

Under the Climate Challenge Program, the company reports the number of tons of CO_2 avoided or sequestered each year to the Department of Energy (DOE) under the voluntary emission reduction and reporting program of the Energy Policy Act of 1992.

AEP's Climate Challenge Program entails: improvements in the efficiency of generating and delivering electricity; increased use of AEP's Cook Nuclear Plant, hydroelectric plants and wind farms; energy conservation programs at AEP facilities and for customers; carbon sequestration with trees; and other projects. These projects have resulted in a cumulative total of approximately 18 million tons of CO_2 avoided or sequestered for the years 1991 through 1999 (data for 2000 not yet available).

Systemwide efforts to slow the rate of CO_2 emissions are being made, but total CO_2 emissions are increasing. This is because total CO_2 emissions are governed by the amount of fossil fuels burned to generate electricity. As customer demand is growing, AEP is burning more fossil fuels to generate more electricity, thus increasing total emissions. Without the Climate Challenge activities the company has undertaken, actual emissions would have been even higher.

BOLIVIA

In an innovative program designed to sequester 7 million tons of carbon over 30 years, AEP joined with The Nature Conservancy, BP, PacificCorp, the Bolivian Friends of Nature Foundation and the Bolivian government to establish the Noel Kempff Mercado Climate Action Project in 1996. The project preserves biologically diverse tropical forests and promotes sustainable development in local communities. See www.noelkempff.com.

BRAZIL

In the Atlantic rain forest of southeastern Brazil, AEP, the Nature Conservancy and the Society for Wildlife Research and Environmental Education, a Brazilian conservation organization, are working to promote assisted natural forest regeneration on pastures and degraded forest on acquired lands. The Guaraquecaba Climate Action Project will also protect standing forest that still exists within the project area but was under threat of deforestation. The project is expected to sequester or avoid emissions equivalent to about 1 million tons of carbon over the next 40 years. See www.guaracap.com.

RENEWABLE ENERGY

AEP believes power from hydroelectric plants, solar cells, wind turbines, biomass, and fuel cells will be needed as part of the 21st Century fuel mix. AEP helps the public learn about these new technologies through its Internet site. Examples include connecting installed solar power systems at schools to a website to show how they generate energy, and connecting wind turbine data to the web to show how they operate. AEP is generating power from wind farms and hydro-


PARQUE NACIONAL
NOEL KEMPFF M.
FLOR DE ORO
- BOLIVIA -

electric plants, and arranging for residential customers in Virginia to purchase biomass-generated electricity. AEP also provided a solar power system to a remote village in Bolivia. The system is its only source of electricity and links to the Internet.

ENERGY MANAGEMENT

AEP encourages customers to use energy wisely and eliminate wasteful use.

OTHER PROGRAMS

AEP is involved with other utilities in the removal of carbon dioxide from the atmosphere through forestry projects, and the EnviroTech Program to invest in promising energy efficiency and renewable energy technologies.



Total AEP CO_2 Emissions (in millions of tons)


200
175
150
125
100
75
50
25
0
Year
90 91 92 93 94 95 96 97 98 99 00

Note:
2000 emissions include those of former Central and South West facilities.
● ● ● Shows pre-merger AEP facilities' emissions alone for 2000.

SF_6 is a potent greenhouse gas. AEP has substantially reduced the amount of SF_6 that leaks from AEP equipment and continually investigates ways to improve performance to reduce the amount of that leakage.





Photo provided by The American Chestnut Foundation.

AEP is ACCOUNTABLE for


Reforestation is one of many
ways AEP continues
to protect and enhance
the environment.

its Performance

The company tracks its performance internally in specified areas of environmental management. In 1999 and 2000, those areas included opacity exceedances, wastewater permit exceedances, oil and chemical spills, SO_2 emissions, CO_2 emissions avoided, trees planted, active forest management and use of coal combustion products.

A composite score indicates performance. In 1999, the composite score was 85.3 percent and in 2000, the score was 84.5 percent. The 2000 score is for the first half of the year, prior to the completion of the merger with CSW. These scores reflect higher CO_2 emissions due to the prolonged outage of the Cook Nuclear Plant, which resulted in significantly lower use of this non-CO_2 emitting power generation source. This yielded a lower environmental performance score.

Employees are recognized through cash awards for efforts that improve safety, save resources, and protect and enhance the environment. Over the last two years, the company awarded more than $45,000 in cash prizes for approximately 70 innovations or improved processes that were environmentally related.

LAND AND HABITAT MANAGEMENT

AEP owns more than 350,000 acres of land. Some of the land is used for mining and transporting coal, or for generating, transmitting and distributing electricity. Land that is not used directly for generating or delivering electricity is managed for sustainable use for agriculture, protection of rare species, oil and gas development, recreation, forestry, and habitat development.

RECREATION

For more than 30 years, the company has worked with state agencies under cooperative agreements to develop and provide public recreation on land previously mined, on adjacent unmined land, or near some of the company's power plants and hydroelectric generating stations. Cooling reservoirs at several Texas and Arkansas plants are open for public fishing.

REFORESTATION

Reforestation is one of many ways AEP continues to protect and enhance the environment. Since 1944, AEP has planted more than 55 million trees to reclaim mined land and to increase forest acreage on other lands. As part of its Climate Challenge commitment, AEP planted 15 million trees between 1996 and 2000.

FORESTRY MANAGEMENT

AEP owns more than 200,000 acres of forest land and manages about 70 percent for sustained yield. These efforts help to maximize growing forests' uptake of CO_2, with selective harvest practices that minimize environmental impacts and enhance the forests' health.

HABITAT PRESERVATION

AEP manages its land to enhance habitats wherever possible. We actively seek advice from wildlife agencies and environmental organizations to optimize opportunities for habitat development, including wetlands, wildlife food plots, fisheries, and nesting structures.



AEP Ohio President Floyd Nickerson, right, releases a wild turkey; recreation on a company lake; and environmental education provided by an AEP employee in the field.

OUTREACH

AEP firmly believes environmental communications and outreach programs are an integral part of an effective environmental management system. To ensure that the public knows about its environmental activities, AEP maintains extensive, frequently updated environmental and education websites on www.aep.com, includes environmental messages in bill inserts and distributes news releases as well as reports such as this one. Teacher workshops and other information are provided to educators to assist in classroom activities.



In the Environmental Learning and Adventure in Bolivia (E-LAB) program, high school students and teachers are selected annually for a 10-day, AEP-sponsored educational trip to the Noel Kempff Mercado Climate Action Project site to learn about environmental, biodiversity and sustainable development issues. Learning plans developed from the trip are posted on www.elab.aep.com.



CONTACT US

For questions or more information on AEP's environmental performance or activities, please contact Paul Loeffelman, director – Environmental Public Policy, at 614-223-1243.

010095/20M 6/01



Go to **www.aep.com/environmental** for more information. Click on *Environmental Activities Updates* to learn more about AEP's environmental initiatives, including: Amazon village linked to the Internet; E-LAB; Texas Wind Project; Learning from Light!; Renewable energy options; Carbon capture and storage research; Trees, Trees, Trees; Recycling coal combustion products; Generating electricity more cleanly today and tomorrow; International Wildlife Conservation; American Chestnut Tree Restoration; and many others.



This publication was printed using soy-based ink on recycled and recylable papers.
Please Recycle

EXHIBIT H

Julie Sloat

11/16/01 04:12 PM

To: meredith.miller@po.state.ct.us, donald.kirshbaum@po.state.us
cc: Dale E Heydlauff/OR3/AEPIN@AEPIN, Thomas S Ashford/OR2/AEPIN@AEPIN
Subject: Follow-up & AEP CO2 Emissions Data Requested

Ms. Miller and Mr. Kirshbaum:

Dale Heydlauff and I enjoyed meeting with you this week and hope you found the discussion and information that we provided helpful in deciding to withdraw the shareholder resolution.

Per your request, I am attaching an Excel file containing AEP CO2 emissions detail by plant on an aggregate basis as well as on an emission rate basis (CO2 Lbs/MWh). The data is provided for the past 10 years for our Eastern coal generation fleet and since 1997 for our Western coal generation fleet. You will recall that the AEP/CSW merger was completed on June 15, 2000. The Western generation fleet is composed of the former CSW assets. These plants did not have a continuous emissions reporting requirement until 1995.

Emission detail for Pushan is also included in the spreadsheet. It is important to keep in mind that our investment in China is small relative to our portfolio of assets. Furthermore, it is likely that AEP will exit this investment when the opportunity arises.

Please note that the emissions detail that you requested is also available to the public at **www.aep.com/Environmental/default.htm** . The specific web addresses containing the information that you seek are as follows:

Emission rate and total AEP CO2 emissions since 1990 can be viewed at **www.aep.com/Environmental/envreport/sustain_t.htm** (see the bottom of the page);

Emissions by plant can be viewed at **www.aep.com/Environmental/envreport/sustain_t.htm** by selecting "Summaries" and/or "Hourly" CO2 emissions data in the last paragraph of the "Managing Greenhouse Gases" section (This data can also be accessed directly at **www.epa.gov/airmarkets/emissions/prelimarp/index.html** and **www.epa.gov/airmarkets/emissions/raw/index.html**, respectively.);

Project-level reductions/sequestration reported for 1991-1999 can be viewed at **www.aep.com/Environmental/co2sf6/default.htm** by selecting the link to the U.S. Department of Energy located in the last paragraph of the CO2 section, select "Voluntary Reporting of Greenhouse Gases" in the "Get Involved" section, select "Current Data", and select "Table 2: Project-Level Reductions/Sequestration Reported for 1999" (This data can also be accessed directly at **www.eia.doe.gov/oiaf/1605/vr99data/table2.html**.);

Information on AEP's environmental performance can be accessed at **www.aep.com/Environmental/default.asp?section=1** and **www.aep.com/Environmental/default.asp?section=3**.

We will raise the consideration of adopting the CERES Principles with the members of the Office of the Chairman in the near future. If the Office of the Chairman is supportive of adopting the CERES Principles, a recommendation will be made to the AEP Board of Directors as early as the meeting scheduled for January 23, 2002.

We would appreciate a response on your position with regard to the filed shareholder resolution by November 28, 2001. We hope you will find that the shareholder resolution is not warranted because AEP is already in compliance with your request via the information provided on our website and shares your interest in proactively addressing the global climate change issue. If we can be of further assistance, please feel free to contact me (614-223-2885) or Dale Heydlauff (614-223-1280).

Thank you,

Julie Sloat
Manager, Investor Relations
American Electric Power



AEP Coal CO2 Summary - Plant

CO_2 Emissions in kTons

Plant	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
AEP East	108,877	101,065	108,412	104,084	112,122	110,570	122,950	127,610	128,830	126,250	130,520
Coleto Creek								3,829	4,491	4,721	4,791
Northeastern								7,934	8,399	7,065	7,506
Dolet Hills**								5,451	5,215	4,448	2,395
Flint Creek								4,189	4,171	4,064	4,292
Pirkey								5,730	5,194	5,242	5,312
Welsh								12,288	12,372	12,696	13,107
Oklaunion								6,244	6,239	6,042	5,017
AEP West	-	-	-	-	-	-	-	45,665	46,081	44,278	42,420
AEP System	108,877	101,065	108,412	104,084	112,122	110,570	122,950	173,275	174,911	170,528	172,940

CO_2 Emission Rate in Lbs/MWh

Plant	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
AEP East	2,065	2,087	2,059	2,054	2,061	2,048	2,065	2,059	2,067	2,069	2,074
Coleto Creek								1,909	1,836	1,899	1,892
Northeastern								2,102	2,295	2,280	2,173
Dolet Hills**								2,418	2,424	2,303	2,548
Flint Creek								2,185	2,140	2,086	2,117
Pirkey								2,147	2,268	2,255	2,280
Welsh								2,368	2,349	2,332	2,306
Oklaunion								2,294	2,400	2,540	2,110
AEP West								2,224	2,263	2,258	2,193
AEP System	2,065	2,087	2,059	2,054	2,061	2,048	2,065	2,100	2,115	2,115	2,102

Pushan CO_2 Emissions Detail

2002 CO_2 Emissions in kTons = 1,430

2002 CO_2 Emission Rate in Lbs/MWh = 2,050

2002 Electric Generation in GWh = 1,395

Note: Pushan CO_2 emissions data is estimated based on data obtained from the China operation.



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

January 18, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.

RE: No Action Request of American Electric Power

Dear Sir/Madam:

I am writing on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF), of which Connecticut State Treasurer Denise L. Nappier is principal fiduciary. On behalf of the funds, Treasurer Nappier submitted a shareholder resolution to American Electric Power Corporation (AEP) entitled **"Greenhouse Gas Emissions"** (the "Proposal") for inclusion in the company's proxy statement for their 2002 annual meeting. By letter to you dated December 20, 2001, from Thomas S. Ashford, Assistant General Counsel of AEP, the company has requested a no action letter from the Commission.

This letter is in response to the three arguments raised in Attorney Ashford's letter, enumerated at A, B, and C.

A. In its letter to the Commission, AEP states that the Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under New York law. The CRPTF recognizes that the Proposal is not drafted appropriately to reflect our intent – that this proposal would be a non-binding recommendation to the AEP Board of Directors. We would therefore propose to amend resolved clause which currently reads:

> **RESOLVED:** that the Board of Directors of American Electric Power report (at reasonable cost and omitting proprietary information), to shareholders on the GHG emissions from our company's own operations and services, including (a) an inventory of all GHG emissions from all worldwide operations (b) actions taken to date to reduce GHG emissions, and (c) plans to further reduce GHG emissions.

The revised language would read:

> **RESOLVED:** that **shareholders request that** the Board of Directors of American Electric Power report (at reasonable cost and omitting proprietary information), to shareholders on the GHG emissions from our company's own operations and services, including (a) an inventory of all GHG emissions from all worldwide operations (b) actions taken to date to reduce GHG emissions, and (c) plans to further reduce GHG emissions.

B. In its letter to the Commission, AEP states that the Proposal may be omitted under Rule 14a-8(i)(3) because it contains a false and misleading statement.

The Proposal contains the following statement:

"In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)"

While the Wall Street Journal did indeed report this agreement, although the target date was a period of 2008 to 2012. We would therefore propose to replace the above statement with the following language:

"On July 24, 2001, 178 nations agreed to 5.2% reductions below 1990 levels, by 2012."

C. In its letter to the Commission, AEP states that the Proposal may be omitted under Rule 14a-8(i)(10) because the company has already implemented the proposal.

The Proposal requests a report "including (a) an inventory of all GHG emissions from all worldwide operations (b) actions taken to date to reduce GHG emissions, and (c) plans to further reduce GHG emissions."

While AEP has made available considerable data, the data does not address all GHG emissions – which would include not only CO_2, but also methane, nitrous oxide, chlorofluorocarbons (CFCs), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), and sulfur hexafluoride (SF_6). In addition the Proposal calls for an inventory of GHG emissions from all worldwide operations. The data does not address all <u>operations</u>, only those from generating plants. The data also does not address all <u>worldwide</u> operations – the company has generating assets in Brazil, China, and Mexico.

Because the company has yet to provide all the information requested in the Proposal, the Proposal has not already been implemented.

Thank you for your consideration of our perspective. If you have any questions please contact Assistant Treasurer Meredith Miller at (860) 702-3294.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

January 18, 2002

Securities and Exchange Commission
Attention: Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by EMC Corporation to omit shareholder proposal submitted by the Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Connecticut Retirement Plans and Trust Funds (the "CRPTF") submitted a non-binding shareholder proposal (the "Proposal") to EMC Corporation ("EMC" or the "Company"). The Proposal calls on EMC to make a greater commitment to locate qualified women and members of minority groups as candidates for nomination to EMC's board of directors and asks the Company to report to shareholders on the criteria it uses to select board members, the process for selecting nominees and EMC's efforts to "encourage diversified representation" on its board. Currently, the CRPTF beneficially owns 1.378 million shares of EMC's common stock.

In a letter to the Commission dated December 21, 2001 (the "No-Action Request"), EMC stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders on both procedural and substantive grounds. Initially, it is important to note that two of the three procedural grounds asserted by EMC—those relating to timeliness and proof of ownership—do not apply to the CRPTF. Accordingly, this response does not address them. This response does, however, refute EMC's contention that the CRPTF is merely a nominal proponent for Walden Asset Management.

With respect to the substantive grounds, EMC argues that the Proposal is excludable under Rule 14a-8(i)(3) because it is too vague to be implemented and contains allegedly false and misleading statements. EMC also contends that the Proposal would require EMC to violate Title VII of the Civil Rights Act of 1964 ("Title VII"), which prohibits discrimination in employment, and is accordingly excludable under Rule 14a-8(i)(2). Finally, EMC claims that the Proposal is moot and thus excludable under Rule 14a-8(i)(10) because the Company shares the CRPTF's belief in the importance of diversity and because EMC's board is sufficiently diverse. As discussed more fully below, EMC's arguments misconstrue the Proposal and find no support in prior no-action letters issued by the staff of the SEC.

One-Proposal Rule

EMC contends that the CRPTF submitted the Proposal as a nominal proponent for Walden Asset Management ("Walden") and that the one-proposal rule was violated because Walden also submitted a shareholder proposal to EMC on its own behalf. This argument is meritless.

The CRPTF is not serving as a conduit for Walden to circumvent the one-proposal limitation, as EMC asserts. The CRPTF has total assets of $20 billion, and its principal fiduciary is the Connecticut State Treasurer, Denise L. Nappier. Treasurer Nappier on behalf of the 165,000 beneficiaries of the CRPTF have pursued corporate governance initiatives, including shareholder proposals, at a number of companies since she took office in January 1999. In the 2001 proxy season, the CRPTF submitted 11 proposals as primary or co-sponsor, and has filed (or will file) 17 proposals for consideration in the 2002 proxy season. Two proposals submitted this year, in addition to the proposal at issue, address board diversity, and one deals with glass ceiling issues. The CRPTF promulgated and votes according to a comprehensive set of proxy voting guidelines.

The process by which shareholder action is determined is rigorous and involves a screen for company performance as well as an analysis of ways in which companies' corporate governance practices fall short of the standards outlined in the CRPTF's proxy voting guidelines. EMC was selected because its performance has lagged and its board consists of all white males. In July 2001, the CRPTF wrote to EMC, questioning the lack of diversity and independence on the board, as well as the classified board structure in place at EMC. Although the CRPTF was aware that other investors, including Walden, were also engaged in discussions with EMC, the CRPTF conducted its own dialogue with the Company.

EMC contends that the similarity among the versions of the Proposal and cover letters submitted by the Proposal's co-sponsors, and the similarity between the cover letter submitted by Walden and those submitted by certain of the Proposal's sponsors, show that the proponents of the Proposal, including the CRPTF, are nominal proponents for Walden. It is unsurprising that co-sponsors of a shareholder resolution would submit identical (or in this case, substantially identical) proposals to the company. Indeed, it would be problematic if the versions submitted by co-sponsors differed in any material respect. Similarly, it is not unusual for cover letters, which set forth relatively little information, to be similar to one another. Also, investors often share forms such as cover letters to assist one another in complying with the Commission's rules. These similarities simply do not support an inference that the CRPTF is acting on Walden's behalf in sponsoring the Proposal.

EMC also presents evidence, such as carbon copies of e-mails, which co-sponsors of the Proposal coordinated with one another and with Tim Smith of Walden in connection with the submission of the Proposal. When investors submit multiple proposals to a single company, it is not uncommon for them to coordinate with one another. Indeed, the Interfaith Center on Corporate Responsibility, with which some of the Proposal's co-sponsors are affiliated, facilitates such coordination, as do other shareholder organizations such as the Council of Institutional Investors. Such coordination enables shareholders to avoid submitting duplicative proposals (which could result in exclusion under Rule 14a-8(i)(11)) or otherwise interfering with one another's efforts. It also permits investors to share information with each other about unpublished company policies and the results of prior negotiations over proposals, which may not be publicly available. Indeed, the Commission, recognizing the benefits of communication among shareholders, acted to facilitate such communication by relaxing the proxy rules in 1992.

The existence of such coordination efforts does not, however, compel a conclusion that the one-proposal rule has been violated. Rather, additional evidence, which EMC has not furnished, is necessary to establish such a charge. The SEC staff's prior letters on the subject illustrate the kinds of fact patterns that support exclusion under the one-proposal limitation in Rule 14a-8(b).

The relationship between the allegedly nominal and true proponents and the circumstances leading to the filing of the proposal at issue are two factors the SEC staff has identified as relevant. In TRW Inc. (available Jan. 24, 2001), the company argued that the proponent, Thomas Wallenberg, was acting as a nominal proponent for John Chevedden, who was ineligible to submit a proposal. The company pointed out that Mr. Wallenberg had met Mr. Chevedden when Mr. Wallenberg responded to an Internet inquiry by Mr.

Chevedden seeking TRW shareholders who would be willing to sponsor a shareholder proposal. Mr. Wallenberg characterized Mr. Chevedden as "the brains behind" the proposal and deferred to Mr. Chevedden on the question of withdrawing the proposal. The company alleged that Mr. Wallenberg was not capable of discussing the substance of his proposal with TRW's counsel. In its ruling, the SEC staff stressed the circumstances under which the two men became acquainted and the lack of involvement by Mr. Wallenberg in drafting and promoting the proposal. In Consolidated Freightways, Inc. (available Feb. 23, 1994), the SEC staff stated, "the staff notes that the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal(s)."

Here, by contrast, the CRPTF did not come to sponsor the Proposal as a result of a solicitation by Walden. Although the CRPTF used a "template" proposal—one that had passed SEC muster in prior years--in order to avoid drafting errors that could lead to exclusion by the SEC staff, it participated in the drafting process. The CRPTF is well informed about the issue of board diversity, and is working in other arenas to advance that cause. If EMC were willing to engage in a dialogue on the Proposal, the CRPTF would not defer to Walden or any other shareholder, but would share its views with EMC and participate actively in settlement negotiations. Especially considering the fiduciary obligations the CRPTF owes to its beneficiaries, it strains credulity to claim that the CRPTF is under the control of Walden. As discussed above, the CRPTF makes its own independent determinations regarding which companies to target for shareholder initiatives and which issues to raise at those companies.

In sum, the CRPTF believes strongly in the importance of a diverse board of directors, and identified EMC as a company that could benefit from a shareholder proposal on the topic. The CRPTF coordinates with, but is not controlled by, other investors—including Walden—that share the CRPTF's interests. The CRPTF is an active, engaged participant in both corporate governance initiatives generally and the Proposal more specifically. Accordingly, EMC's unsupported allegation that the CRPTF is acting as an alter ego of or nominal proponent for Walden does not justify exclusion of the Proposal pursuant to the one-proposal limitation.

False and Misleading Statements

Vagueness

Rule 14a-8(i)(3) allows a company to exclude from its proxy statement a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements. EMC's first argument under this exclusion is that the Proposal is so vague and indefinite as to be false and misleading. Specifically, EMC focuses on the Proposal's request that the Company make a "greater commitment" to identifying qualified women and minority board candidates, urging that the phrase "greater commitment" provides inadequate guidance to EMC and shareholders regarding the measures necessary to implement the Proposal. This argument is without merit and is contrary to the SEC staff's precedent on this issue.

A "greater commitment" simply means that EMC should do more than it is currently doing to search out and identify qualified female and minority candidates for nomination to EMC's board of directors. EMC must know the steps it is currently taking; anything beyond those would constitute a "greater commitment." EMC's fear that the CRPTF or another shareholder would deem the Company's "greater commitment" as not complying with the Proposal is unfounded. The CRPTF does not have in mind any secret benchmark amount of commitment or other goal that EMC must try to meet without knowing what it is. EMC can implement the Proposal by making any additional effort to locate qualified female and minority board nominees.

Shareholders, for their part, do not know precisely what EMC has done to locate such candidates. What shareholders can tell from the Proposal, however, is that the Proposal is flexible, gives the Company discretion to determine how to manifest a "greater commitment," and does not impose any quantifiable goals or benchmarks on EMC. Thus, shareholders are unlikely to be confused about what the Proposal asks EMC to do.

On several occasions, the SEC staff has rejected the argument made by EMC in an almost identical context. In Associates First Capital Corp. (available Feb. 12, 1999), PepsiCo, Inc. (available Feb. 15, 1994) and Texaco, Inc. (available Mar. 25, 1993), the proposals asked the company to make a "greater effort" or "greater efforts" to search for, review or ensure consideration of qualified female and minority board candidates. In each instance, the company argued that the phrase "greater effort" provided so little guidance to both shareholders and the company that the proposal should be excluded. The SEC staff refused to grant no-action relief on this ground in all three cases.

Specific Statements

EMC next attacks a number of statements in the Proposal as false and misleading on a variety of theories. It is important to note that some of the CRPTF's co-sponsors submitted a slightly different version of the Proposal and that some of the statements of which EMC complains do not appear in the CRPTF's version. Those statements are noted in the discussion below, which follows the format used by EMC in the No-Action Request.

a. These statements do not appear in the version of the Proposal submitted by the CRPTF.

b. EMC complains that the statement, "As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board," implies that the Company does not support diversity and that this lack of support explains the absence of female and minority directors. EMC reads too much into this sentence, which simply sets forth the CRPTF's belief that diversity is important at all levels of a corporation. Subsequent sentences explain the basis for the CRPTF's focus on EMC's board of directors.

Similar arguments have failed in the past to persuade the SEC staff. In PepsiCo, Inc. (available Feb. 15, 1994), the company claimed that the proposal's preamble, which discussed the absence of members of minority groups from the board and the importance of diversity, implied that the company was making minimal or no effort to improve the board's diversity. PepsiCo asserted that the "facts [were] obviously to the contrary" and that the proposal should be excluded. The SEC staff disagreed, declining to grant no-action relief.

c. EMC next challenges the statements, "At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well." EMC does not dispute the fact that all members of its board are white males.

With respect to senior management, the CRPTF examined the list of senior managers appearing on the Bloomberg terminal, as well as the officers listed on EMC's web site, which provides photographs. (An asterisk below indicates an officer who was listed only on Bloomberg, not on the website; accordingly, no photograph was available.) The CRPTF obtained the following information about those officers, all of whom are male unless otherwise indicated:

Michael C. Ruettgers, chairman	white
Joseph M. Tucci, president/CEO	white
William J. Teuber, Jr., executive VP/CFO	white
David A. Donatelli, exec. VP/storage platforms ops.	white
Erez Ofer, exec. VP/open software ops.	white
Frank M. Hauck, exec. VP/customer ops.	white
Donald Swatik, VP global alliances	white
James Rothnie, senior VP/chief technology officer	white
Paul T. Dacier, senior VP/general counsel	unknown*
Steve Querner, VP/Asia-Pacific sales	unknown*
Polly Pearson, VP/global investor relations	female, race unknown*

To summarize, the CRPTF determined that all of the members of senior management profiled on EMC's web site are white males. Of the three managers listed on Bloomberg but not appearing on the web site, one is female. All told, only one of these 11 senior managers is female. None of the managers for whom photographs are available is a member of a minority group. The CRPTF concluded from this analysis that EMC's senior management lacks racial and gender diversity.

d. EMC disputes the Proposal's statements that the absence of a woman or member of a minority group on EMC's board contrasts with the practices of most S&P 1500 companies, among whom 9.3% of directorships were filled by women and 7% by members of minority groups in 1999. EMC misuses these figures in its analysis. The figures refer to the total percent of female and minority persons who serve on S&P 1,500 companies. It is not an average of the percent of minorities and females on an average board. EMC points out that from March 1993 to the first quarter of 2001, EMC's seven- or eight-member board included "at least one" woman, giving EMC a 12.5% or 14.3% female board. In a puzzling line of reasoning, EMC claims that if its board did include a director who is a member of a minority group, then 12.5% of EMC's board would consist of members of minority groups, nearly double the S&P 1500 average. Again this misuses the statistic rendering it meaningless.

However, the Proposal focuses not on the past or the future but rather on EMC's board, as it is currently constituted. The SEC staff has declined to require proponents to include data about past board composition in proposals addressing board diversity. See PepsiCo, Inc. (available Feb. 15, 1994) (requiring inclusion and declining to require revision of board diversity proposal despite company's argument that its board had included a non-white director until two years before the proposal was submitted and that the omission of this information made the proposal misleading). It would be highly misleading to shareholders to speculate about the percentages involved in a future, hypothetical board.

As mentioned above, EMC does not challenge CRPTF's assertion that the Company's board includes no female or minority directors. EMC does not dispute the data provided by the Investor Responsibility Research Center regarding the practices of S&P 1500 companies. At present (and at the time the Proposal was submitted), the comparison between EMC and S&P 1500 companies is accurate and not misleading to shareholders; indeed, it helps shareholders put EMC's practices into context and evaluate the merits of the Proposal. The appropriate place for data about past board composition is in EMC's statement in opposition to the Proposal, if EMC believes such information would be persuasive to shareholders.

e. This statement is not in the version of the Proposal submitted by the CRPTF.

f. This statement is not in the version of the Proposal submitted by the CRPTF.

g. EMC objects to a quotation from the corporate governance guidelines of TIAA-CREF, which recommend a "diversity of directors by experience, sex, age, and race." EMC complains that the characteristics in the quotation do not precisely overlap with the characteristics—gender and race—at issue in the Proposal. The point of the quotation, however, is not to state or imply that TIAA-CREF endorses the Proposal or that the Proposal reflects the totality of TIAA-CREF's thinking on board diversity. Rather, the Proposal quotes from TIAA-CREF's guidelines to show that institutional investors believe that it is important for a corporation's board to be sufficiently diverse in terms of gender and race. If the SEC staff believes it would clarify the meaning of the sentence, the CRPTF would not object to revising the sentence to read: "The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for diversity of directors by sex and race, among other characteristics."

h. This statement is not in the version of the Proposal submitted by the CRPTF.

Violation of Federal Law

EMC argues that the Proposal is excludable under Rule 14a-8(i)(2) because "implementation of the Proposal may cause the Company to violate Title VII." The basis for EMC's objection is that the Proposal is intended to "give preference to women and minorities as potential candidates for the Company's board" and that it could thus require the Company to "pass over an available male candidate with outstanding experience in the Company's industry to select a less qualified female or minority candidate." (No-Action Request, at 8)

EMC badly misconstrues the plain language of the Proposal. The Proposal focuses on EMC's director search process—the efforts EMC makes to identify potential female and minority board candidates—not the decision whether to nominate any particular person. The Proposal's "Resolved" clauses could not be clearer in this regard. They ask EMC to make a "greater commitment to locate qualified women and minorities as candidates for nomination to the board" (emphasis added) and to describe in a report to shareholders the criteria used to select board members, the process EMC uses for doing so, and any efforts

EMC has made to encourage diversified representation on the board. Thus, the Proposal does not ask EMC to change the process by which it selects from among the pool of identified qualified candidates.

Significantly, the Proposal does not attempt to establish a quota or target for improving EMC's board diversity. In this respect, the Proposal differs from proposals the SEC staff has found to be excludable because they could require the company to violate Title VII. In Apple Computer, Inc. (available Oct. 15, 1992) and Wang Laboratories, Inc. (available Aug. 11, 1992), both of which EMC cites in the No-Action Request, the proposals asked the company to set a goal for the year 2000 of having half or more of the board be composed of female directors. The SEC staff concurred that the proposals could violate Title VII.

In the other two letters relied upon by EMC, Transamerica Corporation (available Mar. 3, 1992) and Sears, Roebuck & Company (available Mar. 3, 1992), the proposals asked for an amendment to the company's charter or bylaws to require that an alternative slate, composed of at least 50% women and members of minority groups, be nominated alongside the board of directors' recommended slate of nominees. Here, too, the SEC staff allowed exclusion on the ground that the proposals would require discriminatory conduct on the part of the companies.

On the other hand, the SEC staff has required inclusion of proposals that, like the Proposal, do not set quotas or targets. For example, in E.I. duPont de Nemours and Co. (available Jan. 27, 1998), the proposal requested that the board "issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction" and that a report on diversification efforts be made available. The company argued, as EMC does here, that the "clear intent and effect of the [p]roposal would be to give preference to women and minorities as potential candidates for nomination to the Company's Board," which would violate Title VII. The SEC staff disagreed and declined to grant no-action relief.

Similarly, in Circuit City Stores, Inc. (available Apr. 3, 1998), the proposal asked the company to make a greater commitment to diversity, issue a policy statement committing it to a more diverse board and produce a report on various subjects related to board selection and diversity. Circuit City argued that the proposal would cause it to violate Title VII by requiring it to select directors on the basis of sex and race. The SEC staff did not allow Circuit City to exclude the proposal from its proxy materials.

To conclude, the Proposal would not require EMC to violate Title VII because the Proposal does not address the process by which EMC selects from among potential director nominees. Accordingly, EMC should not be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(2).

Mootness

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy materials if the company has substantially implemented the proposal. The SEC staff has required a company to demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal in order to show that the proposal has been substantially implemented and may be excluded as moot. See, e.g., Nordstrom Inc. (available February 8, 1995). In addition, the company's policies, practices and procedures must "compare favorably" with the guidelines set out in the proposal. See Texaco, Inc. (available March 28, 1991) ("[A] determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

EMC argues that it has substantially implemented the Proposal because it says it, like the CRPTF, believes in the importance of a board of directors that brings together "diverse backgrounds and experiences" and because EMC's board is already diverse. EMC's beliefs and current board configuration do not, however, constitute substantial implementation of the Proposal.

First, it is clear that EMC and the Proposal define diversity very differently, as evidenced by the fact that EMC claims that a board composed entirely of white men is sufficiently diverse while the Proposal focuses on efforts to locate more women and minority candidates. Second, the Proposal asks the Company to take several concrete steps, which EMC does not even assert it has done. EMC has not taken a single step to manifest a "greater commitment" to identifying qualified women and minority candidates. Most important, the Proposal asks EMC to provide a report to shareholders regarding diversification efforts and the criteria and process EMC uses to select nominees. EMC does not claim to have complied with that request. Accordingly, its actions cannot be said to "compare favorably" with those requested in the Proposal.

In similar circumstances, the SEC staff has found that a company had not substantially implemented a proposal dealing with board diversity. In E.I. duPont de Nemours and Co. (available Jan. 27, 1998), the proposal asked the company to issue a policy statement committing the company to a more diverse board, a program of steps and a timeline, and to make available a report on efforts to encourage a more diverse board. The company argued that the proposal was moot because the company shared the proponent's objective to embody diversity on its board and encourage inclusion of women and minorities. Like EMC, duPont argued that its commitment to diversity was evident in "the history of the Company's selection of candidates for nomination to the Board." E.I. duPont did not assert that it had satisfied the proponent's request for a report, although it argued that some items requested in the report were inapplicable to duPont. The Staff declined to grant no-action relief on mootness grounds.

In conclusion, EMC should not be allowed to exclude the Proposal as moot because EMC has not satisfied a single element of the Proposal.

* * * * *

EMC's objections to the Proposal based on Rule 14a-8(i)(2), (i)(3) and (i)(10) are without merit, and it should not be permitted to omit the Proposal from its proxy materials for the 2002 annual meeting of shareholders in reliance on any of those exclusions. If you have any questions or need additional information, please do not hesitate to call me at (860) 702-3292.

Very truly yours,

Howard G. Rifkin
Deputy State Treasurer

cc: Susan I. Permut
EMC Corporation
Other Proponents



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

February 1, 2002

Dr. E. Linn Draper, Jr.
Chief Executive Officer
American Electric Power
Corporate Headquarters
Columbus, OH 43215-2373

Dear Dr. Draper:

The purpose of this letter is to **withdraw** the shareholder resolution that was submitted to American Electric Power on November 2, 2001 on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF). We are withdrawing our resolution in response to the commitments made in your letter to me dated January 24, 2002, which we received on January 31, 2002.

We are pleased that our discussions have resulted in this lateral commitment. I would like to express our thanks to you and Senior Vice President Dale Heydlauff for the time you both devoted to achieving this agreement. We look forward to the continued discussions that have been agreed to as part of this commitment.

Sincerely,

Denise L. Nappier
State Treasurer

cc: Susan Tomasky, Corporate Secretary
Dale Heydlauff, Senior Vice President, Environmental Affairs
Office of the Chief Counsel, Securities and Exchange Commission

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000

1 Riverside Plaza
Columbus, OH 43215 2373
614 223 1000
www.aep.com

AMERICAN® ELECTRIC POWER

February 4, 2002

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N. W.
Washington, D. C. 20549

Thomas S. Ashford
Assistant General Counsel
(614) 223-1628 (P)
(614) 223-1687 (F)
tsashford@aep.com

Re: American Electric Power Company, Inc.
File No. 1-3525

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") had received from the Honorable Denise L. Nappier, Treasurer of the State of Connecticut, on behalf of the Connecticut Retirement Plans & Trust Funds (the "Proponent") a letter, dated November 2, 2001, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intended to have included in AEP's proxy material relating to its 2002 Annual Meeting.

This letter is to notify the Securities and Exchange Commission that the Proponent has withdrawn the Proposal and that AEP is withdrawing its no-action letter to the Commission dated December 20, 2001, with respect to the Proposal. A copy of the Proponent's signed letter of withdrawal dated February 1, 2002, is enclosed.

In accordance with Rule 14a-8(j)(2), six copies of this letter and the Proponent's letter of withdrawal (attached as Exhibit A) are enclosed.

Pursuant to the provisions of Rule 14a-8(j)(1), AEP is providing a copy of this letter to the Proponent.

If you desire any additional information, please telephone the undersigned at (614) 223-1628.

Sincerely,

Thomas S. Ashford

Thomas S. Ashford

Doc #90414.v4

Exhibit A



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

February 1, 2002

Dr. E. Linn Draper, Jr.
Chief Executive Officer
American Electric Power
Corporate Headquarters
Columbus, OH 43215-2373

Dear Dr. Draper:

The purpose of this letter is to **withdraw** the shareholder resolution that was submitted to American Electric Power on November 2, 2001 on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF). We are withdrawing our resolution in response to the commitments made in your letter to me dated January 24, 2002, which we received on January 31, 2002.

We are pleased that our discussions have resulted in this lateral commitment. I would like to express our thanks to you and Senior Vice President Dale Heydlauff for the time you both devoted to achieving this agreement. We look forward to the continued discussions that have been agreed to as part of this commitment.

Sincerely,

Denise L. Nappier
State Treasurer

cc: Susan Tomasky, Corporate Secretary
Dale Heydlauff, Senior Vice President, Environmental Affairs
Office of the Chief Counsel, Securities and Exchange Commission